United States
Securities and Exchange Commission
Washington, D.C. 20549
FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the
Securities Exchange Act of 1934
For the month of
January 2010
Vale S.A.
Avenida Graça Aranha, No. 26
20030-900 Rio de Janeiro, RJ, Brazil
(Address of principal executive office)
(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
(Check One) Form 20-F ☑ Form 40-F ☐
(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1))
(Check One) Yes ☐ No ☑
(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7))
(Check One) Yes ☐ No ☑
(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)
(Check One) Yes ☐ No ☑
(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82- _____ .)

Press Release
Signature Page

Vale acquires Fosfertil shares
Rio de Janeiro, January 28, 2010 — Vale S.A. (Vale) informs that it has entered, through its subsidiary Mineração Naque S.A., into an option contract with Yara Brasil Fertilizantes S.A. (Yara), giving it the right to buy shares of Fertifos Administração e Participações S.A. (Fertifos) and Fertilizantes Fosfatados S.A. — Fosfertil (Fosfertil), a company listed in the BM&F Bovespa. This contract is part of the process of acquiring 100% stake in Bunge Participações e Investimentos S.A. (BPI), publicly announced by Vale on January 27, 2010.
The counterpart in the contract is Yara, and the exercise of the option is subject to certain conditions, among which, the effective acquisition of the fertilizer assets of Bunge Group in Brazil. The option gives Vale’s subsidiary the right to acquire a direct and indirect stake of 15.46% in the equity capital of Fosfertil, which corresponds to 17.57% of the common shares and 14.37% of the preferred shares.
The strike price of the contract with Yara is US$ 785,121,943.00, based on the same price per share agreed with BPI, Fertilizantes Heringer S.A. (Heringer) and Fertilizantes do Paraná Ltda. (Fertipar) for the acquisition of their stake in Fosfertil.
For further information, please contact:
+55-21-3814-4540
Roberto Castello Branco: roberto.castello.branco@vale.com
Viktor Moszkowicz: viktor.moszkowicz@vale.com
Patricia Calazans: patricia.calazans@vale.com
Samantha Pons: samantha.pons@vale.com
Theo Penedo: theo.penedo@vale.com
This press release may include declarations about Vale’s expectations regarding future events or results. All declarations based upon future expectations, rather than historical facts, are subject to various risks and uncertainties. Vale cannot guarantee that such declarations will prove to be correct. These risks and uncertainties include factors related to the following: (a) the countries where Vale operates, mainly Brazil and Canada; (b) the global economy; (c) capital markets; (d) the mining and metals businesses and their dependence upon global industrial production, which is cyclical by nature; and (e) the high degree of global competition in the markets in which Vale operates. To obtain further information on factors that may give rise to results different from those forecast by Vale, please consult the reports filed with the Brazilian Comissão de Valores Mobiliários (CVM), the French Autorité des Marchés Financiers (AMF), and with the U.S. Securities and Exchange Commission (SEC), including Vale’s most recent Annual Report on Form 20-F and its reports on Form 6-K.

Signatures
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: January 28, 2010	Vale S.A. (Registrant)
	By:	/s/ Roberto Castello Branco
Roberto Castello Branco
Director of Investor Relations